PARAMOUNT RESOURCES LTD.

MANAGEMENT INFORMATION AND PROXY CIRCULAR
AS AT MARCH 9, 2005

ANNUAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

     This Management Information and Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of PARAMOUNT RESOURCES LTD. (the “Corporation”) of proxies to be used at the Annual Meeting (“Meeting”) of holders of the common shares of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

     The enclosed proxy is solicited by the Management of the Corporation and persons named in the proxy are directors of the Corporation. The solicitation will be made primarily by mail, but proxies also may be solicited personally by directors and regular employees of the Corporation. The cost of solicitation by Management will be paid by the Corporation.

APPOINTMENT, EXECUTION, DEPOSIT AND REVOCATION OF PROXIES

     The persons named in the enclosed proxy are directors of the Corporation. A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy and, in either case, delivering the completed proxy to either of (a) the registered office of the Corporation at 4700 – 888 Third Street S.W., Calgary, Alberta T2P 5C5, or (b) the Corporation’s transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.

     All non-registered holders of common shares who receive these materials through a broker or other intermediary should complete and return the materials entitling such beneficial owners to vote in accordance with the instructions provided to them by such broker or other intermediary.

     For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his attorney authorized in writing. In the case of a shareholder which is a body corporate or an association, the proxy shall be in writing executed by a duly authorized officer or by an attorney thereof authorized in writing. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.

     A shareholder who has signed and returned the enclosed form of proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to the registered office of the Corporation or the Corporation’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof, or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing written notice of revocation at the registered office of the Corporation or the Corporation’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or by delivering it to the Chairman of the Meeting, or (c) by attending and voting at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote for or against or withhold from voting in accordance with the instructions of the security holder on any ballot that may be called for, and if the security holder specifies a choice with respect to any matter to be acted on, the securities shall be voted accordingly. In the absence of such specification such shares will be voted in favour of all matters set out in the proxy. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the time of printing this Management Information and Proxy Circular, the Management of the Corporation knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Annual Meeting of Shareholders, but if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     On March 9, 2005, the Corporation had issued and outstanding 63,886,300 common shares without nominal or par value, each carrying the right of one vote per share. Only the common shares of the Corporation are entitled to be voted at the Meeting.

     To the knowledge of the directors and senior officers of the Corporation, the following persons or corporations beneficially own, directly or indirectly, or exercise control or discretion over, more than 10 percent of the voting rights attached to the common shares of the Corporation.

Clayton H. Riddell beneficially owns, directly or indirectly, and exercises control over 30,358,570 common shares representing 47.52 percent of the outstanding common shares of the Corporation.

     In accordance with the provisions of the Business Corporations Act (Alberta), the Corporation will prepare a list of the holders of its common shares as of the close of business on April 6, 2005, which shall be the record date. A shareholder named on the list will be entitled to vote the shares shown opposite the shareholder’s name at the Meeting except to the extent that:

(a)	the shareholder has transferred the ownership of any such shares after the record date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee’s name be included on the list, in which case the transferee is entitled to vote those shares at the Meeting.

ELECTION OF DIRECTORS

     The Articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of twelve directors. The number of directors proposed to be elected at the Meeting is eleven, each of whom shall serve until their respective successors are elected or appointed, as described below.

     The persons named as attorney and proxy in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are now members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should for any reason occur prior to the Meeting, the persons named in the enclosed proxy reserve the right to use their discretion in voting for another nominee unless the shareholder has specified in the proxy that the proxy is without authority to vote on the election. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

     The Board of Directors has no Executive Committee. The Corporation is required to have an Audit Committee, and it is composed of Messrs. Gorman (Chair), MacInnes, Roy and Thomson. The Compensation Committee is currently composed of Mr. C. H. Riddell, Chairman of the Board and CEO of the Corporation (Chair), and Messrs. MacInnes and Roy. The Board has an Environmental, Health and Safety Committee currently comprised of Messrs. Wylie (Chair), MacInnes and Roy. The Board’s Corporate Governance Committee is currently comprised of Messrs. Roy (Chair and Lead Director), Gorman, Jungé, MacInnes and Thomson.

     The following table states the names of all the persons proposed to be nominated for election as directors, other positions and offices with the Corporation presently held by them, their principal occupations or employment, the year in which they became directors of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by each of them as of March 9, 2005.

C. H. Riddell Chief Executive Officer Paramount Resources Ltd. Director Since: 1978 Shareholdings: 30,358,570(1) Options: 142,500
C. H. Riddell. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer since 1978. Until June 2002 he was also the President. He is the Chairman of the Board and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust. Mr. Riddell is also the Chairman of the Board of Newalta Corporation. He graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

J. H. T. Riddell President and Chief Operating Officer Paramount Resources Ltd. Director Since: 2000 Shareholdings: 353,385 Options: 195,000
J. H. T. Riddell. Mr. Riddell has been the President and Chief Operating Officer since June 2002 and a director since 2000. From May 1991 until June 2002, he held various positions with the Corporation. He graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

J. C. Gorman Retired Director Since: 2002 Shareholdings: 2,000 Options: 30,000
J. C. Gorman. Mr. Gorman has been a director of the Corporation since 2002. He was employed with ECT Canada from 1996 to 2000, retiring as Chairman of the Board. Previously he was a corporate banker with Bank of Montreal from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

D. Jungé, C.F.A.(2) Chairman Pitcairn Trust Company (Trust Company) Director Since: 2000 Shareholdings: 285,527(2) Options: 30,000
D. Jungé. Mr. Jungé has been a director of the Corporation since 2000. He is the Chairman of the Board of the Pitcairn Trust Company. Mr. Jungé also holds a number of director and trustee positions with philanthropic organizations. Mr. Jungé obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978 and is a member of the Financial Planning Association and the Association for Investment Management and Research.

D. M. Knott General Partner Knott Partners, L.P. (Investment Company) Director Since: 1998 Shareholdings: 2,155,600 Options: 30,000
D. M. Knott. Mr. Knott has been a director of the Corporation since 1998. He is the Managing General Partner of Knott Partners, LP and the Chief Executive Officer of Dorset Management Corp. Mr. Knott is also a trustee of several philanthropic organizations. Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania’s Wharton School.

W. B. MacInnes, Q.C. Retired Director Since: 1978 Shareholdings: 3,000 Options: 16,250
W. B. MacInnes. Mr. MacInnes has been a director of the Corporation since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson llp. Prior thereto he was a partner with, and counsel to, Ballem MacInnes llp. Mr. MacInnes graduated from the University of Manitoba with an honours Bachelor of Laws degree and is a member of the Canadian Bar Association.

V. S. A. Riddell Business Executive Director Since: 1978 Shareholdings: 673,400 Options: 30,000	V. S .A. Riddell. Ms. Riddell has been a director of the Corporation since 1978.

S. L. Riddell Rose President and Chief Operating Officer Paramount Energy Trust Director Since: 2000 Shareholdings: 168,811 Options: 30,000
S. L. Riddell Rose. Ms. Riddell Rose has been a director of the Corporation since 2000. She is the President and Chief Operating Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust. She was employed by the Corporation from 1990 until June 2002 culminating in the position of Corporate Operating Officer. Prior to joining the Corporation, she was a geological engineer with Shell Canada Limited. Ms. Riddell Rose graduated from Queen’s University with a Bachelor of Science degree in Geological Engineering. Ms. Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists, and is on the Board of Governors of the Canadian Association of Petroleum Producers.

J. B. Roy Independent Businessman Director Since: 1981 Shareholdings: 7,500 Options: 30,000
J. B. Roy. Mr. Roy has been a director of the Corporation since 1981. He is an independent businessman. Prior to December 1, 2003, he was the Vice-President and Director, Investment Banking of Jennings Capital Inc. From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. Mr. Roy graduated from Queen’s University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson President, Touche Thomson & Yeoman Investment Consultants Ltd. Director Since: 1992 Shareholdings: 8,000 Options: 30,000
A. S. Thomson. Mr. Thomson has been a director of the Corporation since 1992. He is the President of Touche Thomson & Yeoman Investment Consultants Ltd. Mr. Thomson graduated from the University of St. Andrews with a Master of Arts (Honours) degree in Political Economy and Geography. He is a former President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

B. M. Wylie Business Executive Director Since: 1978 Shareholdings: 19,708 Options: 16,250
B. M. Wylie. Mr. Wylie has been a director of the Corporation since 1978 and was Executive Vice President and Vice President, Land until 1996. He graduated from the University of California, Berkeley, with a Bachelor of Arts degree. Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen, and is on the Canadian Association of Petroleum Producers Committee.

(1)	22,910,100 of these shares are held by Warner Investment Holdings Ltd., 7,030,170 are held by Dreamworks Investment Holdings Ltd. and 332,000 are held by Paramount Oil & Gas Ltd., in all of which C. H. Riddell is the controlling shareholder.

(2)	Mr. Jungé is Chairman of Pitcairn Trust Company that owns, in a fiduciary capacity as trustee or investment advisor for clients, 661,273 common shares of Paramount Resources Ltd. Of these shares, 93,225 are owned by trusts for which Mr. Jungé serves as a co-trustee, and 285,527 are beneficially owned, directly or indirectly, by Mr. Jungé.

The information as to shares owned directly or indirectly by each nominee, not being within the knowledge of the Corporation, has been furnished by the nominee.

EXECUTIVE COMPENSATION

     The following table and notes thereto provide a summary of compensation earned during each of the three most recently completed financial years by the Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers of the Corporation (the “Named Executive Officers”).

Summary Compensation Table

					Long-term
NEO Name		Annual Compensation(1)			Compensation	All Other
and Principal Position	Year	Salary		Bonus	Share Options	Compensation
		($)		($)	Granted (#)	($)
Clayton H. Riddell	2004	329,200			—	—
Chief Executive Officer	2003	329,200			436,000	—
	2002	329,200			—	—

Bernard K. Lee(2)	2004	200,950			—	—
Chief Financial Officer	2003	118,108	(2)		100,000	—

James H. T. Riddell	2004	292,750		810,000	—	—
President and	2003	232,250			310,000	—
Chief Operating Officer	2002	206,750			—	—

Charles E. Morin	2004	203,050			—	—
Corporate Secretary	2003	193,250			68,000	—
	2002	172,883			—	—

John B. Williams	2004	178,950			—	18,688	(3)
Corporate Operating Officer	2003	167,250			58,000	3,000	(3)
	2002	135,099			—	61,848	(3)

Notes:

(1)	“Other Annual Compensation” has not been included in the Summary Compensation Table because it is less than $50,000 and 10 percent of the individual’s salary and bonus for the periods indicated.

(2)	Partial Year — B. K. Lee, CFO, hired May 26, 2003. If he had been employed for a full year, his salary would have been $191,250.

(3)	Payments made under the Stock Option Plan and under the Share Appreciation Rights Plan which has been replaced by the Stock Option Plan.

INCENTIVE PLANS — SHARE APPRECIATION RIGHTS PLAN

     The Company no longer grants share appreciation rights (“SARs”) under the Share Appreciation Rights Plan (“SARP”) which was established by a resolution of the Board of Directors of the Corporation on October 19, 1994, and was replaced by the Stock Option Plan.

INCENTIVE PLANS — STOCK OPTION PLAN

     A Stock Option Plan (the “Option Plan”) was approved by the Board of Directors at a Board meeting held on November 30, 2000, and was approved by the shareholders at the annual and special meeting of the shareholders held on June 14, 2001. The Option Plan enables the Corporation’s Board of Directors or the Compensation Committee of the Board of Directors to grant to key employees and directors of the Corporation options to acquire common shares. The addition of directors as eligible participants was approved by the Board in June 2003 and ratified by the shareholders at the annual and special meeting of shareholders held on June 2, 2004.

     As at March 9, 2005, there were 2,513,500 options outstanding under the Option Plan and 1,737,300 options available for grant, representing approximately 3.93 percent and 2.72 percent, respectively, of the total number of outstanding common shares as at such date. Any common shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option. The resolution of the Directors of the Corporation approving the Option Plan authorized the initial reservation of 5,900,000 of the Corporation’s authorized but unissued common shares.

     The exercise price of an option will be no lower than the closing market price of the common shares on the day preceding the date of grant. Upon exercise of options under the Option Plan, participants may be entitled to receive, at their election, either a share certificate for the common shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the option is exercised; the “market price” being the weighted average trading price of the Corporation’s common shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. In no circumstances will either the participant or the Corporation, at any time, be obligated to surrender options or accept the surrender of options, as the case may be. Where the cash payment is received upon the exercise of an option, the right to the underlying common shares is forfeited and such number of common shares are returned to the shares reserved and available for future option grants.

     Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding ten years from the date the option was granted as the Board may determine. Options currently outstanding under the Option Plan have a vesting term of four years and vest 25 percent on the first anniversary, 50 percent on the second anniversary, 75 percent on the third anniversary and 100 percent on the fourth anniversary of the grant, except for 259,000 outstanding options which vest 100 percent in the fourth year of grant.

     The maximum number of common shares that may be reserved for issuance to insiders pursuant to options granted under the Option Plan and any other share compensation arrangement, in the aggregate and within any one-year period, is 10 percent of the number of common shares outstanding. The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Option Plan and any other share compensation arrangement within a one-year period is 5 percent of the number of common shares outstanding.

     In the event an optionee ceases to be employed with, or a director of, the Corporation for any reason, other than death, whether by resignation, retirement, long-term disability, dismissal or otherwise, the optionee shall have sixty (60) days from the date of such termination, subject to such shorter or longer period as may be otherwise determined by the Board and specified in an option agreement (such period in any event not to exceed three (3) years) to exercise the then remaining vested number of options. The option agreements governing all of the outstanding options specify a shorter period of three (3) days for such exercise excepting for situations involving retiring employees who are 60 years of age or older and directors who resign or who are not re-elected as directors, in which cases they shall have 60 days from the date of such retirement or ceasing to act as a director. At the sole discretion of the Board, an option will be exercisable by an optionholder as to 100 percent of the optioned common shares or any part thereof on and after a change of control or a sale of all or substantially all of the Corporation’s assets.

     An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of the Corporation with respect to common shares that the optionholder has acquired through exercise of an option. Nothing in the Option Plan or in any option agreement confers on any optionholder any right to remain as an officer, director or employee of the Corporation or any subsidiary.

     Adjustments will be made to the number of common shares delivered to an optionholder upon exercise of an option and the maximum number of common shares that may at any time be reserved for issuance pursuant to options granted under the Option Plan in certain circumstances, such as a stock split, consolidation, reorganization, merger, dissolution, or sale of all or substantially all of the assets of the Corporation; provided however that in the case of a reorganization, merger, dissolution or sale of all or substantially all of its assets, the Corporation may satisfy any obligation to an optionee by paying an amount in cash equal to the difference between the fair market value (as determined by the Board) of the securities to which the optionee would be entitled upon such event and the exercise price of all unexercised options.

     The Board of Directors may amend, suspend or terminate the Option Plan in whole or in part, subject to obtaining any required stock exchange or regulatory approval. No such amendments, suspension or termination shall adversely affect rights under any outstanding options without the consent of the optionee thereunder.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

     The Option Plan is the only compensation plan under which equity securities of the Corporation have been authorized for issuance. As of December 31, 2004, there were an aggregate of 3,212,500 options outstanding under the Option Plan, the details of which are as follows.

     No options were granted during 2004 to the Named Executive Officers.

Number of
securities
remaining available
for future issues
	Number of		under equity
	securities to be		compensation plans
	issued upon	Weighted-average	(excluding
	exercise of	exercise price of	securities
	outstanding options	outstanding options	reflected in
Plan Category	(a)	(b)	column (a)) (c)
Equity compensation plans approved by securityholders — Option Plan	3,212,500	$10.41	1,752,000
Equity compensation plans not approved by security holders	None	None	None
Total	3,212,500		1,752,000

STOCK OPTIONS EXERCISED DURING 2004
And Year-End Values as at December 31, 2004

	Securities				Value of Unexercised in-the-
	Acquired	Aggregate	Unexercised Stock Options		Money Stock Options at
Name and	on	Value	at Financial Year End		Financial Year End(1)
Principal Position	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

C. H. Riddell	—	—	453,500	142,500	7,102,855	2,549,925
Chief Executive Officer

B. K. Lee	11,000	185,130	14,000	75,000	251,050	1,343,850
Chief Financial Officer

J. H. T. Riddell	—	—	205,000	195,000	3,459,750	3,494,450
President

C. E. Morin	—	—	65,000	39,000	1,062,190	698,610
Corporate Secretary

J. B. Williams	—	—	33,000	39,000	576,510	698,890
Corp. Operating Officer

(1)     Based upon the closing price of $26.90 on the Toronto Stock Exchange on December 31, 2004

REPORT ON EXECUTIVE COMPENSATION
AND COMPENSATION COMMITTEE

     The role of the Board of Directors is to assess the performance, and review succession plans, of key executive positions. It is the responsibility of the Compensation Committee of the Corporation’s Board of Directors to make recommendations on executive compensation matters. The Committee is comprised of the Chief Executive Officer who is Chairman of the Board and Chair of the Committee, and Messrs. W. B. MacInnes and J. B. Roy. Mr. Riddell is also a member of the Compensation Committee of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust.

     The compensation philosophy of the Corporation is to be competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Corporation. The compensation practice for executives is built around reward systems that recognize financial results and individual performance. Currently, two primary components comprise the compensation program: base salary and long-term incentives provided through periodic stock option grants.

     Base Salary — Base ranges are approved by the Compensation Committee. The base rates are intended to be competitive in the market applicable to the Corporation’s business and are intended to allow the organization to recruit and retain qualified employees. The Corporation subscribes to a compensation survey prepared by an independent consultant to provide data to support the development of competitive compensation plans.

     Long-Term Incentives — Long-term compensation is comprised of share options which are granted periodically at the discretion of the Compensation Committee of the Board based upon the recommendations of the Chief Executive Officer. These are intended to focus executives on the long-term goals of the Corporation and the interests of the shareholders.

Options are also granted to provide key employees who have had significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of share price increases. Grants of stock options have a four-year vesting term and hold no value if the stock price does not appreciate. By this approach, executive and shareholder interests are closely aligned.

     Chief Executive Officer (CEO) — On an annual basis, the Compensation Committee reviews the compensation of Mr. C. H. Riddell, the CEO of the Corporation, and makes a recommendation to the Board of Directors for approval. In evaluating the compensation of Mr. Riddell, the Committee considers his general management expertise and experience. In addition to financial results, the Committee considers factors relevant to the natural resource industry and the overall public image of the Corporation. The evaluation against these criteria is directly related to the incentive payments awarded.

     For 2004 Mr. Riddell received a base salary of $329,200 (unchanged from 2003).

Submitted on behalf of the Compensation Committee

C. H. Riddell, Chair
W. B. MacInnes
J. B. Roy

STOCK PERFORMANCE GRAPH*

	1999/12	2000/12	2001/12	2002/12	2003/12	2004/12

Paramount Resources Ltd.	100.00	100.59	82.94	88.24	90.68	233.44

S&P/TSX Oil & Gas Exploration & Production	100.00	147.04	151.79	176.33	211.85	298.03

S&P/TSX Oil & Gas Industry	100.00	147.21	161.32	182.49	230.38	299.84

S&P/TSX Composite Index	100.00	107.41	93.91	82.23	104.20	119.29

Assuming an investment of $100 and the reinvestment of dividends

*prepared by Hay Group Limited

     Assuming an investment of $100 and the reinvestment of dividends, including the dividend-in-kind of trust units of Paramount Energy Trust paid in February 2003. For purposes of this graph, it has been assumed that the one trust unit paid out for every 6.071646 common shares of the Corporation and the three trust units acquired upon exercise of the accompanying rights offered by Paramount Energy Trust were sold and the proceeds (net of the exercise price of the rights and without taking brokerage fees into account) were used to buy common shares of the Corporation at the closing price on February 12, 2003, the dividend payment date.

CORPORATE GOVERNANCE COMMITTEE REPORT

     The Corporation is committed to implementing effective and best practices in corporate governance. In this regard, in 2003, the Corporate Governance Committee of the Board undertook an in-depth review of its corporate governance practices with a view to assessing, and where appropriate, updating its current governance practices. The Corporate Governance Committee provides a focus on corporate governance that seeks to enhance corporate performance and ensure, on behalf of all stakeholders, that the Corporation has an effective corporate governance regime.

     The Committee is presently comprised of J. B. Roy (Chair and Lead Director), J. C. Gorman, D. Jungé, W. B. MacInnes and A. S. Thomson. All members are unrelated, independent and non-management directors as defined by applicable securities regulators.

     In developing its approach to governance, the Committee has given consideration to applicable legislation, the Corporation’s by-laws, the organization, structure and ownership of the Corporation as well as to existing policies reflecting the Corporation’s values.

     The past 18 months have been a period of significant regulatory focus on corporate governance. The following Canadian regulatory initiatives have been adopted or proposed, all of which have, or will have, a direct impact on the Corporation’s corporate governance practices:

—	National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

—	National Instrument 51-102 — Continuous Disclosure Obligations;

—	National Instrument 52-108 — Auditor Oversight;

—	Multilateral Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings;

—	Multilateral Instrument 52-110 — Audit Committees;

—	Proposed Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices; and

—	Proposed Multilateral Policy 58-201 — Effective Corporate Governance.

     The Corporate Governance Committee has been involved in an examination of all of the above listed regulatory instruments with the view to ensuring that the Corporation will be compliant. Further, as a result of the Corporation closing an offering of US$175 million in unsecured notes in October 2003, the Corporation is now required to meet certain of the requirements set out in the Sarbanes-Oxley Act of 2002 and other SEC regulations.

     The Committee has been diligent in its review of all the foregoing regulatory requirements and, in respect thereof, has initiated significant changes to the Corporation’s past corporate governance practices. In this regard, reference should be made to Appendix A to this Management Information and Proxy Circular where a detailed examination of the Corporation’s practices has been set out.

COMPENSATION OF DIRECTORS

     The aggregate cash compensation paid to the nine directors, other than executive officers, in the last completed fiscal year was $306,000.

     Each director, other than executive officers, is entitled to a fee of $1,000 for each meeting of the Board of Directors, Audit Committee, Compensation Committee, Environmental, Health and Safety Committee, Corporate Governance Committee, and Shareholders attended and for attendance to sign resolutions or by-laws from time to time.

     During the most recently completed financial year the cash compensation paid to each director, other than executive officers, included an honorarium of $10,000.

     During 2004, no stock options were granted to non-management directors.

APPOINTMENT OF AUDITOR

     Unless authority is withheld, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, 1000 Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, as auditor of the Corporation to hold office until the next annual meeting of shareholders. Ernst & Young LLP has been the auditor of the Corporation since its inception in 1978 and has no direct or indirect financial interest in the Corporation.

     The total fees paid to Ernst & Young LLP for audit, audit related and non-audit services rendered from January 1 to December 31, 2004, amounted to $751,000, broken down as follows: (i) audit services — $688,000; (ii) audit related services — $20,000; and (iii) non audit services consisting of review of various tax matters — $43,000.

OTHER MATTERS TO BE ACTED UPON

     Information contained herein is given as of March 9, 2005. Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Annual Meeting of Shareholders. If any matters which are not known at the time of the Management Information and Proxy Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.

DIRECTORS’ APPROVAL

     The contents and the sending of this Management Information and Proxy Circular have been approved by the Directors of the Corporation.

C. H. Riddell (signed)
Chief Executive Officer
Calgary, Alberta
March 9, 2005

APPENDIX A TO THE PARAMOUNT RESOURCES LTD. INFORMATION CIRCULAR
DISCLOSURE OF PARAMOUNT’S CORPORATE GOVERNANCE PRACTICES AGAINST THE
TORONTO STOCK EXCHANGE GUIDELINES

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices
Guideline 1: The Board explicitly assumes responsibility for stewardship of the Corporation	Yes
•  Through its Board Mandate, the Board of Directors has assumed responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business.
•  The Paramount Resources Corporate Governance Manual was prepared to provide Directors with a single source, ready reference to information and assist Board members in discharging their duties and responsibilities, both individually and collectively. The manual sets out guidelines and expectations for the Board as a whole and for each Board Committee. The manual also provides for the development of position descriptions for directors, the Chair of the Board, Lead Director, Chairs of each Committee, the CEO and the CFO. It serves as a road map for the directors to help them meet their obligations in the most effective manner possible on an ongoing basis.
•  To enable the Board to fulfill its obligations, duties and responsibilities effectively, the Board delegates specified duties and responsibilities to Board Committees to ensure in-depth review of certain matters. The Committees report back to the Board on their activities on a regular basis and, where appropriate, recommend courses of actions to the Board for its approval.
•  The Corporate Governance Manual includes Appendices which outline the approval process for various matters and activities performed by shareholders, the Board as a whole, Board Committees and management.
•  The Board is committed to fostering a culture of integrity throughout the Corporation and, in this regard, demands the highest ethical standards from its management. To ensure that the business of the Corporation is conducted in a fair, honest and ethical manner, the Board has adopted a Code of Ethics that applies to the Chief Executive Officer, President, Chief Financial Officer, Controller or any person performing similar functions (collectively the “Financial Supervisors”).

Guideline 1(a): The Board assumes responsibility for the adoption of the strategic planning process	Yes
•  Through its Board Mandate, the Board of Directors has assumed responsibility for adoption of the strategic planning process. It ensures there are long-term goals and a strategic planning process in place. It participates with management directly and through its committees in developing and approving, on at least an annual basis, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals. In addition, through Board discussions, the strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.
•  There will be one or more Board strategic planning sessions held annually at which comprehensive and interactive strategic planning sessions with senior management and, where applicable, external advisors will take place.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices

•  The Board provides periodic guidance throughout the year on the development of corporate strategies based on the strategic plan and annual business plan. It also monitors the Corporation’s progress towards its goals and objectives and may revise and alter its direction through management in response to changing circumstances.

Guideline 1(b): The Board assumes responsibility for the identification of the principal risks of the Corporation’s business and ensures implementation of appropriate risk management systems	Yes
•  Through its Board Mandate, the Board of Directors has assumed responsibility for identifying the principal risks of the Corporation’s business and for ensuring the implementation of appropriate systems to monitor and manage these risks with a view to the long-term viability of the Corporation. The Board identifies and understands the principal risks of the Corporation’s business and is responsible for achieving a proper balance between risks incurred and the potential return to shareholders.
•  The Audit Committee is responsible for identifying and monitoring the management of the principal risks that could impact the financial reporting of the Company.
•  The Audit Committee reviews the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and the disclosure of material facts relating thereto.
•  The Board has adopted a Whistleblower policy which provides for a process for management or the Audit Committee to receive and review complaints and which contemplates that the Audit Committee will oversee and provide direction on the investigation and resolution of such complaints.
•  The Audit Committee reviews the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management.
•  The Corporate Governance Committee reviews the compliance under the Corporation’s Code of Ethics for the Chief Executive Officer, President, Chief Financial Officer, Controller and Financial Supervisors, and reviews and approves any proposed waivers thereto. To date, there have been no waivers by the Board of any matters set out in the Corporation’s Code of Business Conduct for any of the officers of the Corporation or Code of Ethics for Chief Executive Officer, President, Chief Financial Officer, Controller and Financial Supervisors.
•  The Environmental, Health and Safety Committee reviews and monitors the environmental policies and activities of the Corporation, as well as health and safety policies and activities of the Corporation, to ensure that the Corporation is in compliance with environmental, health and safety legislation. It also reports regularly and on a timely basis to the Board on matters coming before the Committee relating to environmental, health and safety issues and activities of the Corporation, on the state of compliance with applicable laws and legislation, and adherence to the policies of the Corporation.
•  The Audit Committee reviews, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements of National Instrument 51-101. The Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves as well as reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices
Guideline 1(c): The Board assumes responsibility for succession planning, including appointing, training and monitoring senior management	Yes
•  Through its Board Mandate, the Board of Directors assumes the responsibility for succession planning, including the appointment of senior management. The Board is also charged with ensuring that adequate provision has been made for the training and development of management.
•  The Board has also delegated to the Compensation Committee the responsibility to ensure the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management.
•  The Board assumes the responsibility for monitoring and assessing the Chief Executive Officer’s performance and to provide advice and counsel in the execution of the Chief Executive Officer’s duties.

Guideline 1(d): The Board assumes responsibility for a communication policy	Yes
•  Through its Board mandate, the Board assumes the responsibility for a communication policy and ensures the Corporation has in place policies and programs to enable the Corporation to communicate effectively, on a timely and regular basis, with its shareholders, other stakeholders and the public generally.
•  The Board’s responsibility extends to the following:
(i)  ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(ii)  ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;
(iii)  ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation.
(iv)  develop appropriate measures for receiving shareholder feedback.
•  The Board has approved a Disclosure and Insider Trading Policy the purpose of which is to ensure that the Corporation and all of its directors, officers and employees meet their obligations under securities law and stock exchange rules.
•  Upon the recommendation by, and review with, the Audit Committee, the Board approves the content and filing of the reserves statement, the filing of the report of the reserves evaluator and the content and filing of the report of management and directors, all as required or specified under all applicable laws, rules, regulations and policies, including National Instrument 51-101 and any amendments thereto.

Guideline 1(e): The Board assumes responsibility for the integrity of internal control and management information systems	Yes
•  The Board has the overall responsibility to ensure that the Corporation has implemented adequate internal control and management information systems. In this regard, the Board has charged the Audit Committee with the responsibility to ensure that management of the Corporation has designed, implemented and is maintaining an effective system of internal financial control and disclosure controls and procedures.
•  The Audit Committee reviews the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management.
•  The Audit Committee also reviews the quality and not just the acceptability of the Corporation’s accounting principles.
•  The Audit Committee also reviews the statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and reports to the Board with respect thereto.
•  The Audit Committee will also receive, review and adjudicate complaints received pursuant to the Corporation’s Whistleblower Policy to safeguard the financial integrity of the Corporation.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices
Guideline 2: The Board is constituted with a majority of “unrelated” directors	Yes
•  Through the Corporate Governance Committee, the Board has reviewed and determined which directors are considered “unrelated” pursuant to the definition set out in the TSX Guidelines and “independent” as defined in section 2.1 of the proposed NI 58-201.
•  On rigorous application of these definitions, 6 of the 11 proposed directors of the Corporation are considered “unrelated” and “independent”.

Guideline 3: Disclose whether each director is “unrelated” or “related” based on the circumstances of each director and the analysis of the application supporting this conclusion	Yes
•  The Corporate Governance Committee has reviewed and analyzed each of the proposed directors’ circumstances as they relate to the Corporation. The Corporate Governance Committee has determined that C.H. Riddell (CEO and Chairman), J.H.T. Riddell (President and Chief Operating Officer), V.S.A. Riddell, S.L. Riddell Rose, and B.M. Wylie are “related” directors pursuant to the TSX Guidelines and not “independent” as defined in section 2.1 of the proposed NI 58-201. If elected at the meeting, these directors will be the only directors who are related directors.
•  C.H. Riddell and J.H.T. Riddell are the only directors who are also members of management of the Corporation. Consequently, by virtue of being a member of management, the Board has determined that a material business relationship exists with the Corporation and they are considered “related” directors and not “independent”.
•  B.M. Wylie provides consulting services to the Corporation from time to time and the Corporate Governance Committee has determined that a material business relationship exists with the Corporation and he is considered a “related” director and not “independent”.
•  V.S.A. Riddell and S.L. Riddell Rose have a familial relationship with the Chief Executive Officer and the President and are considered “related” directors and not “independent”.
•  The Corporate Governance Committee has also determined that the remainder of the proposed directors are “non-management”, “unrelated” and “independent” directors on the basis that such directors are free from any interest and any direct or indirect business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation.
•  Additional disclosure on Board members can be found in the annual information form, the annual report and the Corporation’s website at www.paramountres.com.

Guideline 4: The Board has a committee responsible for appointment/ assessment of directors, composed exclusively of non-management/ unrelated directors	Yes
•  As set out in its written charter, the Corporate Governance Committee, all of whose members are “unrelated”, is responsible for proposing to the Board, annually, director nominees for election to the Board and identifying and, where appropriate, recommending new nominees for the Board.
•  In consultation with the Board, the Corporate Governance Committee establishes criteria for Board membership, considering the competencies and skills that the Board, as a whole, should possess and assessing the competencies and skills of each existing director and any new nominees.

Guideline 5: The Board has implemented a process for assessing the effectiveness of the Board, its committees and the contribution of individual directors	Yes
•  The Board is responsible for making regular assessments of the Board’s effectiveness, as well as the effectiveness and contribution of each Board Committee and each individual director.
•  The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the Board Committees.
•  A Board assessment and evaluation questionnaire has been included as an appendix to the Corporate Governance Manual and each director, as part of the overall assessment process, will complete a questionnaire on an annual basis.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices

•  In addition, going forward, each Board Committee will conduct an annual review and assessment of its performance, including compliance with its Committee Charter and its role, duties and responsibilities, and will submit such report to the Board of Directors for consideration and recommendations.

Guideline 6: The Corporation as an integral part of the process for appointing new directors, has an orientation and education program for new directors	Yes
•  The Corporate Governance Manual was established to assist new and existing Board members in understanding the role of the Board, the role of Board Committees and the contribution individual Board members are expected to make.
•  The Corporate Governance Committee ensures that there is an education and orientation program for new Board members.
•  The Corporate Governance Manual sets out in its appendix a Directors Orientation Program and such program will include orientation on expectations for directors; meetings with the Chairman and Chief Executive Officer and executive management; introduction to governance principles; director progress report; and an evaluation of the director orientation program by the new director.

Guideline 7: The Board has examined the size of the Board, and has undertaken a program to reduce the number of directors with a view to improve effectiveness	Yes
•  As part of its mandate for proposing nominees to the Board for election to the Board by the shareholders, the Corporate Governance Committee, in consultation with the Board, considers the appropriate size of the Board, with a view to facilitating effective decision-making.
•  The Board has concluded that the number of directors as presently constituted is appropriate for a corporation of the size and complexity of the Corporation. The Board as presently constituted brings together a mix of skills, background, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation.

Guideline 8: The Board has reviewed the adequacy and form of compensation of directors in light of the risks and responsibilities of being a director	Yes
•  The Corporate Governance Committee, which is comprised solely of “unrelated” and “independent” directors, periodically reviews the adequacy and form of compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.
•  In addition, through its written charter, the Compensation Committee, which is comprised of a majority of “unrelated” and “independent” directors, recommends to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chairman and Chief Executive Officer and approves the compensation for all other designated officers in the Corporation after considering the recommendations of the Chief Executive Officer, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

Guideline 9: Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	Yes
•  Each Board Committee is comprised entirely of “unrelated” directors or, at a minimum, of a majority of “unrelated” directors.
•  The Corporate Governance Committee is comprised solely of “unrelated” and “non-management” directors.
•  The Audit Committee is comprised solely of “unrelated” directors, “independent” directors pursuant to the definition set out in MI 52-110 and s. 301 of the Sarbanes-Oxley Act, and “non-management” directors.
•  The Compensation Committee is comprised of a majority of “unrelated” directors and “non-management” directors.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices

•  The Environmental, Health and Safety Committee is comprised of a majority of “unrelated” directors and “non-management” directors.
•  At any Committee meeting, the committee members may meet “in-camera” without management present, if deemed necessary. Generally, the Chair of the committee presides over these sessions. In this regard, the practice of the Audit Committee has been to have an “in-camera” meeting with the external auditors and independent reserve engineers.

Guideline 10: Appoint a committee responsible for determining the Corporation’s approach to corporate governance issues and the Corporation’s response to these governance guidelines	Yes
•  As set out in its written charter, the Corporate Governance Committee is responsible for developing and monitoring the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implementing and administering a system of corporate governance which reflects superior standards of corporate governance practices.
•  The Corporate Governance Committee is responsible for reporting annually to the Corporation’s shareholders, through the Corporation’s annual management information circular, on the Corporation’s system of corporate governance and the operation of such system, including reference to these corporate governance guidelines and such other laws, rules and regulations as may affect the corporate governance of the Corporation from time to time.
•  The Corporate Governance Committee is responsible for advising the Board or any of the Committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such Committee.

Guideline 11: The Board, together with the CEO, has developed position descriptions for the Board and CEO, including defining limits to management’s responsibilities. The Board has approved the corporate objectives the CEO is responsible for meeting	Position descriptions are being developed.
•  The Board, with assistance of the Corporate Governance Committee, is responsible for developing position descriptions for and assessing the performance of the Chairman of the Board and Chief Executive Officer, the Lead Director and the President and Chief Operating Officer.

Guideline 12: The Board has implemented structures and procedures to enable the Board to function independently of management, including separate roles of the Board Chair and CEO or appoint a Lead Director	Yes — although the roles of the Chairman and CEO have not been separated, an “unrelated” director has been appointed a Lead Director.
•  The Board recognizes its responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently.
•  The position of the Chairman and the Chief Executive Officer has not been separated. The Board has not moved to appoint a Chairman who is other than the Chief Executive Officer since, considering the Corporation’s business, the constitution and make-up of the Board and personality and background of Clayton Riddell, the founder of the Corporation, the Board deems it appropriate that the Chief Executive Officer of the Corporation be the Chairman of the Board. However, Mr. John Roy has been appointed Lead Director and is “unrelated” and “independent”.
•  In addition, the Board may meet “in-camera”, without management, and the Lead Director would generally preside over these “in-camera” sessions of the Board.
•  The Corporate Governance Committee is responsible for establishing practices and procedures to permit the Board, in appropriate circumstances, to act independently, including the ability to approve agendas for meetings of the Board and to act as a forum for concerns of individual directors regarding matters not readily or easily brought to a full Board meeting for discussion.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices

•  The Board and each of its Committees have access to such officers and employees of the Corporation, and to such information respecting the Corporation, and may engage independent consultants at the expense of the Corporation, as each considers necessary or advisable in order to perform its duties and responsibilities.

Guideline 13: The
Audit Committee has a specifically defined mandate, with all members being outside directors, including direct communication channels with the internal and external auditors and oversight for management reporting on internal control	Yes
•  The Audit Committee is comprised solely of “unrelated” directors, “independent” directors as defined in MI 52-110 and s. 301 of the Sarbanes-Oxley Act, and “non-management” directors. The Audit Committee is currently comprised of four members.
•  The Board believes that all current Audit Committee members, J.C. Gorman (Chair), W.B. MacInnes, J.B. Roy, and A.S. Thomson are “financially literate” as defined in MI 52-110 and that J.C. Gorman (Chair), J.B. Roy and A.S. Thomson are “audit committee financial experts” as defined under SOX and the final SEC rules.
•  The Audit Committee has authority to nominate the external auditors for the appointment by the shareholders, and to monitor and verify the independence of such external auditors. It is also responsible for reviewing and approving the fee for external auditors, the scope and timing of the audit and other related services rendered by the external auditors.
•  The external auditors report directly to the Audit Committee and have a direct line of communication with the Audit Committee, through its Chair, and may bypass management as the external auditors deem necessary. The Corporation currently does not have any internal auditors.
•  The practice of the Audit Committee is to meet separately “in-camera” at every regular Committee meeting with the external auditors, without management present.
•  The Audit Committee reviews and recommends to the Board for its approval, the Corporation’s annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information.
•  The Audit Committee is responsible for reviewing the Corporation’s audit functions and also reviews and approves the Corporation’s interim financial statements and interim management’s discussion and analysis and interim earnings press releases before the Corporation publicly discloses this information.
•  The Audit Committee reviews the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management.
•  The Audit Committee is also responsible for overseeing the process with the external auditors including discussing and reviewing:

(i) the contents of their report;
(ii) scope and quality of the audit work performed;
(iii) adequacy of the Corporation’s financial and auditing personnel;
(iv) co-operation received from the Corporation’s personnel during the audit;
(v) internal resources used;
(vi) significant transactions outside the normal business of the Corporation;
(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(viii) the non-audit services provided by the external auditors, as already pre-approved pursuant to the Audit and Non-Audit Pre-approval Policy.

Paramount’s
Alignment with TSX
TSX Guidelines	Guidelines	Paramount’s Corporate Governance Practices

•  The Audit Committee also reviews any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation.
•  The Audit Committee discusses with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles.
•  The Audit Committee is also responsible to ensure that management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures.

Guideline 14: The Board has implemented a system to enable individual directors to engage outside advisors, at the Corporation’s expense	Yes
•  The Board and each of its Committees have access to such officers and employees of the Corporation, and to such information respecting the Corporation, and may engage independent consultants at the expense of the Corporation, as each considers necessary or advisable in order to perform its duties and responsibilities.
•  Each Committee is to notify the Corporate Governance Committee when independent consultants are engaged.